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Exhibit (a)(5)(vi)

NO. 05-09450

ALAN KAUFMAN, individually on behalf of himself and all others similarly situated,	IN THE DISTRICT COURT
Plaintiff,
DALLAS COUNTY, TEXAS
vs.

TOSHIFUMI SUZUKI, JAMES W. KEYES,
YOSHITAMI ARAI, MASAAKI ASAKURA, JAY
W. CHAI, R. RANDOLPH DEVENING, GARY J.
FERNANDES, MASAAKI KAMATA, KAZUO
OTSUKA, LEWIS E. PLATT, 7-ELEVEN, INC.,
SEVEN-ELEVEN JAPAN CO., LTD.	C-68th JUDICIAL DISTRICT
Defendants.

SHAREHOLDER'S AMENDED CLASS ACTION COMPLAINT

        Plaintiff, through counsel, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

        1.     This is a shareholders' amended class action on behalf of the public shareholders of defendant 7-Eleven, Inc. ("7-Eleven" or the "Company"), against certain of its officers and directors and the controlling shareholder of 7-Eleven to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of 7-Eleven common stock by its majority controlling shareholder, defendant Seven-Eleven Japan Co., Ltd. (the "Proposed Transaction").

        2.     The consideration that Seven-Eleven Japan Co., Ltd. ("SEJ") has stated it will offer to members of the Class (as defined below) in the proposed acquisition is unfair and grossly inadequate, because, among other things, the intrinsic value of 7-Eleven's common stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value, and future profitability. Moreover, the entire fairness standard of judicial review applies to all aspects of the proposed transaction because (1) SEJ stands on both sides of the deal, (2) the purported special committee is not independent and disinterested, and (3) the purported special committee has no authority other than to recommend the proposed transaction to shareholders of 7-Eleven. Additionally, as set forth herein, defendants have misrepresented and/or failed to disclose material information.

THE PARTIES

        3.     Plaintiff owns and at all relevant times has owned shares of 7-Eleven common stock.

        4.     Defendant 7-Eleven is a Texas corporation with its principal executive offices located at 2711 North Haskell Avenue, Dallas, Texas, 75204. 7-Eleven engages in operating, franchising, and licensing convenience store chains primarily in the United States and Canada. The Company's stores offer various products, including tobacco, beverages, beer/wine, candy/snacks, nonfoods, fresh foods, dairy, and others. Its stores also sell gasoline. In addition, the Company's stores provide ATM services to its customers. As of June, 30, 2005 7-Eleven had 115,435,471 shares of outstanding common stock. 7-Eleven common stock is listed and traded on the New York Stock Exchange under the ticker symbol SE.

        5.     Defendant Seven-Eleven Japan Co., Ltd. Is a foreign corporation with its principal place of business in Japan. SEJ directly, and through its wholly owned subsidiary IYG Holding Company, owns approximately 72.7% of the outstanding common stock of 7-Eleven.

        6.     At all relevant times, defendants Toshifumi Suzuki, James W. Keyes, Yoshitami Arai, Masaaki Asakura, Jay W. Chai, R Randolph Devening, Gary J. Fernandes, Masaaki Kamata, Kazuo Otsuka, Lewis E. Platt have served as the directors of the Company (collectively, the "Individual Defendants"). In addition, at all relevant times, (1) defendant Suzuki has served as Chairman of the Board of 7-Eleven and as a Director and Chairman of the Board and Chief Executive Officer of SEJ; (2) defendant Keyes has served as President and Chief Executive Officer of 7-Eleven; (3) defendant Asakura has served as Senior Vice President of 7-Eleven and General Manager and Overseas Liason, Planning Department, for SEJ; and (4) defendant Kamata has served as Director and Vice-Chairman of SEJ.

        7.     By virtue of their positions as directors and/or officers of 7-Eleven and/or their exercise of control and dominant ownership over the business and corporate affairs of 7-Eleven, each and every of the Individual Defendants and SEJ have, and at all relevant times had, the power to control and influence, and did control and influence and cause 7-Eleven to engage in the practices complained of herein. Each Individual Defendant and SEJ owed and owes 7-Eleven and its shareholders fiduciary obligations and were and are required to: use their ability to control and manage 7-Eleven in a fair, just and equitable manner; act in furtherance of the best interests of 7-Eleven and its shareholders; govern 7-Eleven in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of 7-Eleven and its shareholders.

        8.     As discussed in detail below, SEJ and the Individual Defendants, who together control the actions of 7-Eleven, have breached their fiduciary duties to 7-Eleven's public shareholders by acting to cause or facilitate SEJ's acquisition of all of the outstanding shares of 7-Eleven for unfair and inadequate consideration, and colluding in SEJ's coercive tactics in accompanying such buyout.

        9.     Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of 7-Eleven and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

        10.   Plaintiffs bring this action pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of themselves and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

        11.   This action is properly maintainable as a class action for the following reasons:

          a.     The Class is so numerous that joinder of all members is impracticable. There are more than one hundred million shares of 7-Eleven common stock outstanding, held by hundreds, if not thousands, of shareholders of 7-Eleven stock who are members of the Class.

          b.     Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          c.     There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

            (i)    Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits SEJ at the expense of the members of the Class;

            (ii)   Whether the Individual Defendants, as officers and/or directors of the Company, and SEJ, as the controlling shareholder of 7-Eleven, are violating their fiduciary duties to plaintiffs and the other members of the Class;

            (iii)  Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

            (iv)  Whether defendants have initiated and/or timed their buyout of 7-Eleven shares to unfairly benefit SEJ at the expense of 7-Eleven's public shareholders.

          d.     The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

          e.     Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

          f.      Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

        12.   The prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standard of conduct for the party opposing the class, as well as adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        13.   The party opposing the class has acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.

SUBSTANTIVE ALLEGATIONS

        14.   SEJ has proposed to acquire the outstanding shares of 7-Eleven that it does not already own in a cash deal valued at $32.50 per share (the "Proposed Transaction"). This value represents a small 3% premium over the average trading price of 7-Eleven common stock for the preceding two months.

        15.   The Proposed Transaction will be conditioned upon, among other things, the tender of a majority of the shares of 7-Eleven common stock not held by SEJ and its affiliates and, unless waived, the ownership by SEJ of at least 90% of the outstanding 7-Eleven common stock on a fully diluted basis. The tender will not be conditioned on SEJ obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same per share cash price offered in the tender offer.

        16.   SEJ commenced the tender offer on or about September 6, 2005.

        17.   In a tender offer statement filed with the United States Securities and Exchange Commission filed on or about September 6, 2005, SEJ announced that the Tender Offer would expire at Midnight (New York City time) on October 3, 2005. AS of the date of the filing of this complaint, SEJ has not extended the Tender Offer.

        18.   SEJ has not negotiated or sought approval of the exchange ratio or structure of the Proposed Transaction from 7-Eleven or its independent directors. According to the press release announcing the Proposed Transaction, the commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the 7-Eleven board, and 7-Eleven has not asked the 7-Eleven board to approve the tender offer or the merger. Thus, despite the appointment of an "independent" committee to "evaluate" the Proposed Transaction, this committee has not exhibited any willingness to consider any viewpoint other than that of SEJ. The formation of the committee offers no assurance to class members of a fair process, since the Company's Board is beholden to SEJ.

        19.   SEJ is the majority owner of 7-Eleven and is, therefore, well aware of the status of 7-Eleven's development and success. In making its inadequate offer to acquire the remaining stock of 7-Eleven, SEJ has tried to take advantage of the fact that the market price of 7-Eleven stock does not fully reflect the progress and future value of the Company.

        20.   The value of $32.50 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of 7-Eleven is materially in excess of the $32.50 value, giving due consideration to the possibilities of growth and profitability of 7-Eleven in light of its business, earnings and earnings power, present and future; (b) the $32.50 value is inadequate and offers an inadequate premium to the public shareholders of 7-Eleven; and (c) the $32.50 value is not the result of arm's-length negotiations, but was fixed arbitrarily by SEJ to "cap" the market price of 7-Eleven stock, as part of a plan for defendants to obtain complete ownership of 7-Eleven's assets and business at the lowest possible price. The intrinsic unfairness in defendants' actions is also the product of the currently undervalued price of the shares in the marketplace.

        21.   The reaction of the market and analysts covering 7-Eleven reinforces the inadequacy of the Proposed Transaction. News reports indicate that profit at 7-Eleven's 5800 stores has risen in two of the past four years as the Company added fresh food and increased gasoline sales, among other things. Moreover, according to Bear Stearns Cos. analyst Robert Summers, the bid undervalues 7-Eleven, which has been improving revenue and earnings. Mr. Summers is reported as having stated: "[SEJ]'s offer is too low based on the strong growth prospects of [7-Eleven] as a market leader in a fragmented industry." Summers also noted that the $32.50 offer was actually 7.8% below the recent 7-Eleven stock price high of $35.18 on July 15.

        22.   The market's reaction to the Proposed Transaction reinforces its inadequacy. In trading later in the day SEJ announced the Proposed Transaction, the Company's share price rose more than two dollars above the proposed tender offer price. In trading since then, the price for the Company's stock has risen as high as $35.66.

        23.   Since the beginning of this year, the Company's stock price has risen forty-five percent. Between July 15 and August 19, however, the Company's stock price has fallen approximately 16% on investor concerns over gas prices. Thus, according to Summers, SEJ is taking advantage of this dip in setting the tender offer price.

        24.   According to Merrill Lynch analyst Patricia Baker, SEJ is understating 7-Eleven's growth potential. In addition, she noted that the Company already has spent $500 million over the last decade and is very well positioned technologically. Accordingly, Ms. Baker said that Merrill Lynch believes that the Company "is poised to begin to reap the rewards of these investments in 2005," and that this belief "will likely be reflected in superior levels of earnings growth over the coming years."

        25.   The stock value that SEJ has offered has been dictated by SEJ to serve its own interests, and is being crammed down by SEJ and its representatives on 7-Eleven's Board to force 7-Eleven's minority shareholders to relinquish their 7-Eleven shares at a grossly unfair price. Such action constitutes unfair dealing.

        26.   SEJ, by reason of its 72.7% ownership of 7-Eleven's outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to 7-Eleven's public shareholders.

        27.   Because SEJ is in possession of proprietary corporate information concerning 7-Eleven's future financial prospects, the degree of knowledge and economic power between SEJ and the class members is unequal, making it grossly and inherently unfair for SEJ to obtain the remaining 7-Eleven shares at the unfair and inadequate price that it has proposed.

        28.   By offering grossly inadequate value for 7-Eleven's shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. SEJ is violating its duties as a majority shareholder.

        29.   Any buyout of 7-Eleven public shareholders by SEJ on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of 7-Eleven's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

        30.   In addition, defendants are breaching their fiduciary duties of full disclosure to 7-Eleven shareholders in connection with the transaction. In this regard, the Schedule TO filed with the SEC by Seven Eleven Japan on September 6, 2005 misrepresents and/or omits the following material information:

  (1)
  how the July 2005 financial and operating information of the Company, generated in connection with Seven Eleven Japan's annual budget process and preparation of consolidated financial information and reports, differs from the Company's previously generated similar information;

  (2)
  why Seven Eleven Japan believes that the July 2005 financial and operating information reflects "growth in merchandise sales per store day" that is too "aggressive;"

  (3)
  A quantification of the benefits to be achieved by the Company's officers and directors pursuant to the "going private" transaction as they relate to such individuals' employment agreements;

  (4)
  the reasons why Seven Eleven Japan decided to offer $32.50 for each publicly-held share, i.e. how this price was arrived at;

  (5)
  the Company's long-term financial prospects, given SEI's plan to "increase its investment in merchandising, store renovation, distribution and logistics systems, and information systems," including the costs and benefits therefore. See September 1, 2005 letter from Seven-Eleven Japan Co., Ltd. to the Board of Directors of 7-Eleven, Inc.;

  (6)
  the challenges that the Company faces as a result of the "increasingly competitive convenience store and retail industry."

  (7)
  the other transaction structure alternatives considered by Seven Eleven Japan, including whether forms of payment other than cash were considered and if so whether the Seven Eleven Japan considered offering a higher price;

  (8)
  why, if Citigroup, Seven Eleven Japan's financial advisor, had "been requested to provide an opinion or recommend or provide support for a fair or appropriate valuation of the shares not held by Seven Eleven Japan and its affiliates, the information, comparisons and analyses presented by Citigroup in the discussion materials may have been different."

  (9)
  Why Seven Eleven Japan determined not to pursue any strategic alternatives in January and March 2004 after it had met with investment banking representatives to consider the same;

  (10)
  Who the investment banking representatives were with whom Seven Eleven Japan met in January and March 2004 to discuss potential strategic alternatives (Nikko Citigroup Ltd. is identified but others are not);

  (11)
  Which investment banking representatives Seven Eleven Japan met with in March 2005 to discuss potential strategic alternatives involving the Company;

  (12)
  Who were the representatives of the Company contacted on September l with notice of the Seven Eleven Japan's intention to commence the offer and which representatives of the Seven Eleven Japan did the contacting;

  (13)
  The basis for Seven Eleven Japan's belief that the Company is capable of funding needed investments for its future growth through its internally generated cash flow;

  (14)
  The assumptions pertaining to industry performance, general business, economic, market and financial conditions and other matters that were made by Citigroup in its analyses;

  (15)
  How many shares of the Company or Seven Eleven Japan are held by Citigroup and whether they are held in its own account or for clients;

  (16)
  Which non-employee director of the Company was loaned $1.75 million by Seven Eleven Japan in May 2002;

  (17)
  The basis for Seven Eleven Japan's belief that the purchase will not violate antitrust laws or TBCA 13.03 (presumably an opinion of counsel was received but from which counsel).

        31.   Without such material information, plaintiff cannot make an informed decision with respect to the transaction.

        31.   Defendants' fiduciary obligations require them to:

          a.     act independently so that the interests of 7-Eleven's public shareholders will be protected;

          b.     adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of 7-Eleven's public shareholders; and

          c.     provide 7-Eleven's shareholders with genuinely independent representation in the negotiations with SEJ.

        33.   Because SEJ controls 7-Eleven, no auction or market check can be effected to establish 7-Eleven's worth. Thus, SEJ has the power and is exercising its power to acquire 7-Eleven's minority shares and dictate terms which are in SEJ's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of 7-Eleven's stock.

        34.   By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of 7-Eleven and are engaging in improper, unfair dealing and wrongful and coercive conduct.

        35.   Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

        36.   By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiffs and the other members of the Class.

        37.   Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

        38.   Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of 7-Eleven's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

        39.   Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

        WHEREFORE, plaintiffs demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

        A.    Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

        B.    Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiffs and other members of the Class or aided and abetted such breaches;

        C.    Enjoining the Proposed Transaction and, if the transaction is consummated, rescinding the transaction;

        D.    Ordering defendants to disclose and/or correct the material omissions and misrepresentations complained of herein;

        E.    Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

        F.     Awarding plaintiffs the costs and disbursements of this action, including allowance for plaintiffs' attorneys' and experts' fees; and

        G.    Granting such other, and further relief as this Court may deem to be just and proper.

DATED: September 16, 2005

/s/ Randall K. Pulliam Randall K. Pulliam (TX 24048058) BARON & BUDD, P.C. 3102 Oak Lawn Ave. Suite 1100 Dallas, Texas 75219-4281 (214) 521-3605; (214) 520-1181 fax
-and-
MILBERG WEISS BERSHAD & SCHULMAN LLP Seth D. Rigrodsky Ralph N. Sianni Brian D. Long 919 N. Market Street, Suite 411 Wilmington, DE 19801 Tel: (302) 984-0597
-and-
BERNSTEIN LIEBHARD & LIFSHITZ, LLP U. Seth Ottensoser 10 East 40th Street New York, NY 10016 Tel: (212) 779-1414
Attorneys for Plaintiff

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NO. 05-09450
SHAREHOLDER'S AMENDED CLASS ACTION COMPLAINT
NATURE OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS